Exhibit 99.1

Compugen Reports Third Quarter 2026 Results

MAIA-ovarian fully enrolled; results expected by end of Q1 2027

Phase 3 rilvegostomig high-level results from partner AstraZeneca anticipated in H2 2027 from ARTEMIDE-Biliary01 trial

UnigenX™ designed to expand AI-powered discovery engine into tumor-associated antigens for targeted immune activation modalities

Cash runway expected into 2029

HOLON, Israel, November 9, 2026 /PRNewswire/ - Compugen Ltd. (NASDAQ: CGEN) (TASE: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational drug target discovery powered by AI, today reported financial results for the third quarter of 2026 and provided a corporate update.

“During the third quarter, we continued to advance COM701 and GS-0321 in the clinic, as well as build the next generation of our pipeline,” said Eran Ophir, Ph.D., President and Chief Executive Officer of Compugen. “MAIA-ovarian is now fully enrolled, and we remain on track to report results by the end of the first quarter of 2027.We are also excited to see partner AstraZeneca continue to progress rilvegostomig, with Phase 3 high-level trial results from ARTEMIDE-Biliary01 anticipated in the second half of 2027. In addition, we introduced UnigenX™, which expands our discovery capabilities into novel tumor-associated antigens, that could enable specific tumor targeting of potent therapeutic modalities such as T cell engagers. With cash runway expected into 2029, we believe we are well positioned to execute on our strategy and look forward to 2027, which we expect to be a data-rich year.”

COM701

Compugen has completed enrollment in its MAIA-ovarian, its global, randomized, placebo-controlled adaptive platform trial evaluating COM701, a potential first-in-class anti-PVRIG antibody, as maintenance monotherapy in patients with second- and third-line relapsed platinum-sensitive ovarian cancer. The Company remains on track to report results by the end of the first quarter of 2027.

The blinded trial enrolled 62 patients randomized two to one to receive either COM701 or placebo. MAIA-ovarian was designed to evaluate COM701 in a setting with no approved maintenance treatment option and significant unmet need.

At Compugen’s October 5, 2026, virtual key opinion leader event, Dr. Yeku of Harvard Medical School and Massachusetts General Hospital discussed the importance of extending the platinum-free interval in patients with relapsed platinum-sensitive ovarian cancer, the limitations of currently available maintenance options and the need to balance efficacy, tolerability and treatment sequencing.

In evaluating the MAIA-ovarian trial, Compugen intends to consider the totality of the data, including the magnitude and durability of separation between the COM701 and placebo arms and the proportion of patients remaining progression-free at six months. COM701 has the potential to serve as an important maintenance option for patients with relapsed platinum sensitive ovarian cancer who currently have very limited therapeutic alternatives.

Rilvegostomig

Rilvegostomig is an AstraZeneca-owned PD-1/TIGIT bispecific antibody whose TIGIT component is derived from Compugen's COM902. Compugen is eligible to receive up to $195 million in additional regulatory and commercial milestone payments, as well as up to mid-single- digit tiered royalties on future sales, under its license agreement with AstraZeneca.

In September 2026, AstraZeneca reported the first overall survival data from the Phase 2 ARTEMIDE-01 trial in first-line, checkpoint inhibitor- and chemotherapy-naïve patients with PD-L1-positive non-small cell lung cancer. Median overall survival compared favorably with historical controls.

The Phase 3 high-level results from the clinical trial ARTEMIDE-Biliary01 studying rilvegostomig are now anticipated in the second half of 2027. ARTEMIDE-Biliary01 is assessing rilvegostomig plus investigator’s choice of chemotherapy compared to chemotherapy only as adjuvant treatment in 760 participants with biliary tract cancer who are at risk of recurrence after resection with curative intent. Rilvegostomig is being evaluated in 12 ongoing Phase 3 trials across indications including non-small cell lung cancer, biliary tract cancer and gastric cancer.

GS-0321

GS-0321, formerly known as COM503, is a potential first-in-class anti-IL-18 binding protein antibody licensed to Gilead. The program is designed to harness cytokine biology for the treatment of cancer while potentially overcoming limitations associated with direct cytokine administration.

The ongoing Phase 1 dose-escalation trial is continuing to advance.

Compugen has received gross payments totaling $90 million from Gilead under the license agreement and is eligible to receive up to $758 million in additional milestone payments, plus tiered royalties ranging from single digits to low double digits.

Early Pipeline

Unigen™ is Compugen’s AI-powered discovery engine for identifying novel immuno-oncology drug targets by connecting computational prediction, biological validation and clinical learning. Unigen™ has enabled the discovery of TIGIT, PVRIG and IL-18BP as drug targets, which have all progressed to clinical stage.

At its October 5, 2026, investor event, Compugen introduced UnigenX™, a strategic expansion into targeted immune activation modalities such as T cell engagers, which can identify single targets and target pairs. Compugen intends to apply UnigenX™ to discover novel tumor-associated antigens that could enable more selective immune targeting of tumor cells.

This expanded capability is intended to support the next generation of Compugen’s early-stage pipeline.

Third Quarter 2026 Financial Highlights

•	Cash: As of September 30, 2026, Compugen had approximately $117.5 million in cash, cash equivalents, short-term bank deposits and investments in marketable securities. Compugen expects its cash and cash-related balances to be sufficient to fund its operating plans into 2029. This does not include any additional cash inflows.

•	Revenues for the third quarter of 2026 were approximately $3.8 million, compared with approximately $1.9 million for the comparable period in 2025. Revenues in the third quarters of 2026 and 2025 reflect the recognition of portions of both the upfront payment and the investigational new drug milestone payment under the license agreement with Gilead.

•	Research and development expenses were approximately $5.8 million for each of the third quarters of 2026 and 2025.

•	General and administrative expenses for the third quarter of 2026 were approximately $2.3 million, compared with approximately $2.2 million in the third quarter of 2025.

•	Net loss for the third quarter of 2026 was approximately $5.8 million, or $0.06 per basic and diluted share, compared with a net loss of approximately $7.0 million, or $0.07 per basic and diluted share, in the third quarter of 2025.

Conference Call and Webcast Information

The Company will hold a conference call today, November 9, 2026, at 8:30 AM ET to review its third quarter 2026 results. To access the conference call by telephone, please dial 1-866-744-5399 from the United States, or +972-3-918-0644 internationally. The call will also be available via live webcast through Compugen's website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

About Compugen

Compugen is a clinical-stage therapeutic discovery and development company utilizing Unigen™, its AI-powered computational discovery platform, to identify novel drug targets and to develop therapeutics in the field of cancer immunotherapies. Compugen's innovative immuno-oncology pipeline consists of COM701, rilvegostomig and GS-0321 (previously COM503). COM701, a potential first-in-class anti-PVRIG antibody, is currently being evaluated in a blinded randomized ovarian cancer adaptive platform trial as a single agent in maintenance therapy in relapsed platinum-sensitive ovarian cancer (named MAIA-ovarian trial). Rilvegostomig, a PD-1/TIGIT bispecific antibody with a TIGIT component that is derived from COM902, Compugen's anti-TIGIT antibody, is being developed by AstraZeneca pursuant to an exclusive license agreement between Compugen and AstraZeneca and is being evaluated in multiple Phase 3, Phase 2 and Phase 1 clinical trials. GS-0321 (previously COM503), Compugen's potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, is licensed to Gilead and is being evaluated in a Phase 1 clinical trial that Compugen is conducting. In addition, Compugen has an early-stage immuno-oncology pipeline that consists of research programs aiming to address various mechanisms to enhance anti-cancer immunity. Compugen's shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current beliefs, expectations and assumptions of Compugen.

Forward-looking statements can be identified by terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plans,” “goal,” “estimate,” “likely,” “should,” “confident,” “intends” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Forward-looking statements include, but are not limited to, statements regarding the expected timing of data from MAIA-ovarian and ARTEMIDE-Biliary01; the potential clinical activity, benefits and development opportunities for COM701; assumptions regarding progression-free survival in the placebo arm of MAIA-ovarian; AstraZeneca’s advancement of rilvegostomig and the expected reporting of additional clinical data; the advancement of the Phase 1 trial for Gilead-partnered GS-0321; potential milestone and royalty payments under Compugen’s agreements with AstraZeneca and Gilead; the potential of Unigen™ and UnigenX™ to identify novel targets and support future pipeline programs; and Compugen’s expectation that its cash and cash-related balances will be sufficient to fund its operating plans into 2029.

These forward-looking statements involve known and unknown risks and uncertainties that may cause Compugen’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such statements. Among these risks are that clinical trials of product candidates that Compugen or its collaborators may develop may fail to satisfactorily demonstrate safety and efficacy to applicable regulatory authorities; Compugen or its collaborators may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of product candidates; Compugen’s business model is substantially dependent on collaboration agreements with third parties, and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to therapeutic discovery is based on proprietary computational discovery capabilities that remain subject to scientific and clinical validation; general market, political and economic conditions in the countries in which Compugen operates, including Israel, may adversely affect its business; and Compugen may not be able to discover and develop additional product candidates or products of commercial value.

These and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, as well as other documents that may subsequently be filed by Compugen with the SEC.

Any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact

Lindsey Trickett
Head of Investor Relations and Corporate Communications
Email: lindseyt@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	3,821	1,891	8,599	5,432
Cost of revenues	2,400	1,650	6,918	5,715
Gross profit (loss)	1,421	241	1,681	(283)

Operating expenses
Research and development expenses	5,842	5,800	19,087	17,214
Marketing and business development expenses	150	139	463	419
General and administrative expenses	2,275	2,195	6,831	6,801
Total operating expenses	8,267	8,134	26,381	24,434

Operating loss	(6,846)	(7,893)	(24,700)	(24,717)
Financial and other income, net	1,054	954	4,245	3,269
Loss before taxes on income	(5,792)	(6,939)	(20,455)	(21,448)
Tax benefit (expense)	(8)	(40)	(20)	(54)
Net loss	(5,800)	(6,979)	(20,475)	(21,502)

Basic and diluted net loss per ordinary share	(0.06)	(0.07)	(0.22)	(0.23)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	94,768,232	93,538,565	94,655,052	93,124,558

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30,	December 31,
	2026	2025
	Unaudited
ASSETS

Current assets
Cash and cash equivalents	7,061	90,597
Short-term bank deposits	95,194	45,759
Investment in marketable securities	15,273	9,284
Other accounts receivable and prepaid expenses	3,247	2,382
Total current assets	120,775	148,022

Non-current assets
Restricted long-term bank deposit	456	410
Long-term prepaid expenses	1,321	1,293
Severance pay fund	4,009	3,643
Operating lease right to use asset	2,299	2,521
Property and equipment, net	674	681
Total non-current assets	8,759	8,548

Total assets	129,534	156,570

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade payables	1,369	2,353
Short-term deferred revenues	12,846	10,970
Current maturity of operating lease liability	613	521
Accrued expenses	6,475	5,676
Employees and related accruals	3,353	3,050
Total current liabilities	24,656	22,570

Non-current liabilities
Long-term deferred revenues	15,183	24,943
Long-term operating lease liability	2,177	2,439
Accrued severance pay	4,155	3,887
Total non-current liabilities	21,515	31,269

Total shareholders' equity	83,363	102,731

Total liabilities and shareholders' equity	129,534	156,570